July 16, 2019

Amanda Ravitz

Assistant Director

Office of Manufacturing and Construction

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	DIRTT Environmental Solutions Ltd.

Draft Registration Statement on Form 10

Confidentially Submitted May 14, 2019

CIK No. 0001340476

Ladies and Gentlemen:

Set forth below are the responses of DIRTT Environmental Solutions Ltd. (the “Company,” “DIRTT,” “we,” “us” or “our”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated June 13, 2019, with respect to the Draft Registration Statement on Form 10, CIK No. 0001340476, confidentially submitted to the Commission on May 14, 2019 (the “Registration Statement”).

Concurrently with the submission of this letter, we are submitting a second confidential submission of the Registration Statement on Form 10 (“Confidential Submission No. 2”) via EDGAR. For your convenience, we have hand-delivered three copies of this letter as well as three copies of Confidential Submission No. 2 marked to show all revisions made since the initial submission of the Registration Statement.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions in our responses correspond to Confidential Submission No. 2 unless otherwise specified. Capitalized terms used in this response letter, but not defined herein, have the meanings given to them in Confidential Submission No. 2.

Prospectus Summary

Properties, page 42

1.

Advise what consideration you have given to filing the lease agreements for your principal executive offices and principal manufacturing facilities as exhibits to the Form 10. See Item 15 of Form 10 and Item 601(b)(10) of Regulation S-K.

RESPONSE: We acknowledge the Staff’s comment and have revised the Form 10 accordingly to add the lease agreements for our principal executive offices and principal manufacturing facilities as exhibits to the Registration Statement. Please see page 84 of Confidential Submission No. 2.

Description of Securities to be Registered General, page 67

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2.	Disclose whether holders of common stock are entitled to cumulative voting rights in the election of directors.

RESPONSE: We acknowledge the Staff’s comments and have revised the Registration Statement accordingly to include disclosure that the holders of common shares are not entitled to cumulative voting rights. Please see page 67 of Confidential Submission No. 2.

Revenue Recognition, page F-11

3.

You state you recognize revenue upon transfer of control to the customer, which typically occurs upon shipment. Please clarify whether your reference to “the customer” means a distribution partner or end-user customer. Also, tell us how you determine when the customer has obtained control. Refer to 606-10-25-30.

RESPONSE: Our use of “the customer” means either a distribution partner or an end-user customer depending upon the counterparty in each contract. In our business, over 90% of our product sales are to our distribution partners, with the remainder sold directly to end-user customers. Our distribution partners design and order DIRTT’s products for manufacturing and purchase. Once manufactured and shipped, the distribution partner takes control of our product and works with general contractors, architects, and installers to incorporate our product into an end-user customer’s construction project under a separate sale and service contract, which is between the distribution partner and the end-user customer. In certain circumstances we sell our products and installation services directly to the end-user customers (further discussed in response to comment 6).

We have considered the requirements of 606-10-25-30 for transfer of control pertaining to product sales as follows:

Indicator	Discussion
• The customer has legal title to the asset.

•  Our agreements and purchase orders typically establish title transferring when the product is shipped from our factory, or for certain end-user customers with whom we contract directly, title is transferred when our product is delivered to the end-user customer’s construction site.

• The entity has a present right to payment for the asset.	• We collect a 50% deposit on most orders, and we invoice our customers for the balance owing upon shipment of our product with payment due in 30 days.
• The entity has transferred physical possession of the asset.	• Physical possession is transferred at the point of shipment or upon delivery for certain contracts with end-user customers.
• The customer has the significant risks and rewards of ownership of the asset.	• Our product is highly customized, and once it leaves our factory it requires limited to no involvement by DIRTT because it becomes a component of the end-user customer’s construction project.

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• The customer has accepted the asset.	• Our customers accept our product when title transfers, subject to any errors or defects which are known at the time of delivery and are accounted for in our warranty provision.

4.

Please clarify whether your ICE license revenue that is not considered distinct and is recognized in conjunction with product sales is different than the ICE Software revenue that is recognized over the license period. If they are different please further elaborate on the nature of each revenue stream and how you evaluated each promise in accordance with ASC 606-10- 25-14 through ASC 606-10-25-19.

RESPONSE: ICE license revenue received from distribution partners is not considered to be distinct and is recognized in conjunction with production sales with distribution partners. Separately from product sale arrangements with distribution partners, we license ICE to a limited number of third-party manufacturers who are not distribution partners. Licenses with third-party manufacturers are considered distinct; however, proceeds from these licenses were only $0.2 million in each of the past three years.

License Sales Attributed to Product Sales

Our ICE software (“ICE”) is a manufacturing platform used to design, visualize, configure, communicate, engineer, specify, order and manage projects. For DIRTT’s use, ICE is configured with DIRTT’s products and the software is used by our distribution partners to design a solution for the end-user customers. License sales are not considered distinct from our product sales as DIRTT products cannot be sold by distribution partners without the ICE license, and the ICE license would not be sold to distribution partners without the existence of DIRTT products. Accordingly, these sales are included within Product Sales revenue.

ASC 606-10-25-14 defines a performance obligation as “a promise of a good or service … that is distinct”. Our distribution partners are required to purchase an ICE license to be able to design and sell DIRTT solutions to the end-user customers. Therefore, we cannot have product sales without the sale and use of ICE. Accordingly, we have determined that the two sales are not distinct as defined by ASC 606-10-25-19 (the distribution partner cannot benefit from the ICE license on its own).

We recognize our license sales over time as the distribution partner receives the benefits provided by the license revenue over the license period. The license does not create an asset with an alternate use, and we are entitled to payment at the commencement of the license term. In addition, ICE is used throughout the distribution partner’s sale process although it may or may not result in a sale. Accordingly, we treat these license sales as a component of product sales with recognition over the license period. For the benefit of our financial statement users we disaggregate our product sales in note 15 of our audited annual consolidated financial statements and note 7 of our unaudited quarterly consolidated financial statements, and we show the license charges separately.

5.

We note your statement that your customer arrangements do not produce contract assets or liabilities that are material to your consolidated financial statements. On page F-12, you state that customer deposits received are recognized as a liability on the balance sheet until the revenue recognition criteria is met. You further state that you recognize an unbilled receivable when revenue is recognized prior to invoicing. Finally, Note 14 includes contract liabilities for both periods presented. Given the significant increase between the periods presented and the

July 16, 2019

expected continued growth in the business, please reconcile this apparent discrepancy in your disclosures and tell us your consideration of the disclosure requirements in ASC 606-10-50-8 through 50-10.

RESPONSE: We acknowledge that our revenue recognition policy states that customer arrangements do not produce contract assets or liabilities that are material to our consolidated financial statements. Our contract liabilities as they relate to deposits and deferred revenue are $11.9 million. We will remove this sentence in future periods. In consideration of the disclosure requirements of ASC 606-10-50-8 through 50-10, we note the following:

Disclosure requirement	Consideration
The opening and closing balances of receivables, contract assets and contract liabilities (10-8).

We acknowledge that we have not disclosed the opening balances of accounts receivables and customer deposits and deferred revenue for the 2017 year. Given the size and impact of the balance on our financial statements we did not and do not consider this amount material to financial statement users. We have added this disclosure to our Q1 2019 financial statements.

Our December 31, 2016 accounts receivable were $17.0 million or 11% of assets ($19.2 million or 11% of assets on December 31, 2017) and December 31, 2016 contract liabilities were $5.6 million or 4% of total assets ($6.4 million or 4% of total assets on December 31, 2017).

Revenue recognized in the reporting period that was included in the contract liability balance at the beginning of the period (10-8).	We did not explicitly state that our contract liabilities converted to revenue in the subsequent year. We note on page F-24 that our deferred revenue and customer deposits are typically recognized during the year, and we note on page F-11 that we sell our products pursuant to fixed-price contracts which generally have a term of one year or less. As such, we believe we have provided the reader with sufficient disclosure to understand the timing of conversion of our liabilities.
Explain how the timing of satisfaction of its performance obligations relates to the typical timing of payments and the effect of those factors on contract asset and contract liability balances (10-9).

Deferred revenue: We contemplate the timing of deferred revenue recognition as being over time in our accounting policy for product sales on F-23, discussed in further depth in our response to comment 4.

Customer deposits: On page F-24 we disclose that we usually require a 50% progress payment on receipt of certain orders, excluding certain government orders or in some special contractual situations, and as previously discussed, our contracts are typically delivered in a short time frame which is reflected in the classification of this liability as current.

Provide an explanation of the significant changes in the contract asset and liabilities (50-10).	On page F-12, we note that our contract liabilities were higher at December 31, 2018, as compared to December 31, 2017, due to higher 2018 revenues. We believe this disclosure is sufficient as our contract liabilities increased 23% which is in line with the 27% increase in revenues we experienced comparing the fourth quarter of 2018 to the fourth quarter of 2017.

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Disclosure requirement	Consideration
The correlation will not be 100% linear due to timing of payments, whether or not projects require deposits, and customer deposits being associated with future revenues.

6.

We note your disclosure on page F-12 that in certain instances you facilitate contracting of certain sales on behalf of distribution partners for which in some instances you recognize revenue on a gross basis and in other instances you recognize revenue on a net basis. Please clarify the nature of the goods and services for which you recognize revenue on a gross basis and those for which you recognize revenue on a net basis and tell us how such arrangements differ from your typical arrangements with your distributors. In providing your response, please also tell us how you determined whether you controlled such goods and services prior to transfer in determining whether you are acting as a principal or agent in such arrangements. Please refer to ASC 606-10-55-36 through 55-40. Please also tell us how much of your total consolidated revenue for each of the periods presented related to such arrangements including how much was recognized on a gross basis versus a net basis.

RESPONSE: In the periods presented we recorded the following revenues on the net basis with all other revenues recorded at the gross contract values:

$ millions	Net revenue recognized	Gross contract value	Partner share of revenue for services provided
2018	$18.6	$32.1	$13.5
2017	$10.5	$13.5	$3.0
2016	$13.0	$20.1	$7.1

Our core business is the sale of customized products to distribution partners who design and install our product as a part of larger construction projects. The distribution partners work with architects, general contractors, and installation and other service providers to complete these projects. As mentioned in our response to comment 3, over 90% of our product sales are to our distribution partners. There is no agent versus principal consideration on these arrangements because our arrangement includes only the sale of our manufactured products.

For sales to end-user customers, we enter into contracts which include additional components of the overall project that are not provided by DIRTT, including but not limited to design, project management, installation, and potentially other construction activities (the “Services”). It is on these Services that we have to determine if the accounting should be on a gross or net basis.

We record the revenue of these Services at the gross value when DIRTT controls the delivery of the Services and record the revenues at the net value when our distribution partner controls Service delivery. In order for us to conclude that our distribution partner controls the Service delivery, we ensure: (1) DIRTT may arrange, but is not responsible for, the Services under the contract, or responsibility for the Services is assigned to the distribution partner, (2) the distribution partner assumes the risks associated with the Services by contract with DIRTT, (3) the distribution partner manages and undertakes the delivery of the Services, (4) the Services being netted are not the Services typically delivered by DIRTT as an obligation associated with product delivery, and (5) DIRTT does not control the Services and acts solely as the contracting entity, and revenues for services are passed through to the entity that controls and holds the risks associated with the Services.

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July 16, 2019

Should you have any questions with respect to the foregoing or if any additional supplemental information is required, please contact Robert L. Kimball of Vinson & Elkins L.L.P. at (214) 220-7860.

Very truly yours,

DIRTT ENVIRONMENTAL SOLUTIONS LTD.

By:	/s/ Joseph Zirkman
Name:	Joseph Zirkman
Title:	Senior Vice President and General Counsel

Enclosures

cc:	Kevin O’Meara, DIRTT Environmental Solutions Ltd.

Nandini Somayaji, DIRTT Environmental Solutions Ltd.

Michael A. Saslaw, Vinson & Elkins L.L.P.

Robert L. Kimball, Vinson & Elkins L.L.P.